                                   Exhibit 1.1

LUSCAR ENERGY PARTNERSHIP

                     YEAR TO DATE EBITDA(1) OF $70.0 MILLION


TORONTO, ONTARIO, JULY 28, 2005. Luscar Energy Partnership ("LEP") today released the following report on the second quarter ended June 30, 2005.


SECOND QUARTER HIGHLIGHTS

     o    Year to date EBITDA(1) of $70.0 million
     o Progress continues on Coal Valley expansion; scheduled commissioning of wash plant in September
     o    Reached 2 million hours (210 days) without a lost time incident


MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of financial results of LEP for the quarter ended June 30, 2005 should be read in conjunction with the consolidated financial statements and related notes contained in this interim report and our management discussion and analysis and the annual audited consolidated financial statements and related notes contained in LEP's Form 20-F, filed June 21, 2005, with the United States Securities and Exchange Commission ("SEC"). The quarterly information provided herein is unaudited. All amounts are in Canadian dollars unless otherwise stated and sales volumes are in metric units.


FINANCIAL HIGHLIGHTS (UNAUDITED)

                                                 THREE MONTHS ENDED       SIX MONTHS ENDED
                                                     JUNE 30                  JUNE 30
                                                  2005        2004        2005        2004
                                                --------    --------    --------    --------
(in millions of Canadian dollars)

Revenue                                          $130.7      $122.9      $256.5      $249.4
Cost of sales                                     100.6        85.8       184.0       173.7
                                                 ------      ------      ------      ------
OPERATING MARGIN (1)                               30.1        37.1        72.5        75.7
Selling, general and administrative expenses        2.5         4.6         5.4         8.7
Other income                                       (0.5)       (5.2)       (2.9)       (6.8)
                                                 ------      ------      ------      ------
EBITDA (1)                                         28.1        37.7        70.0        73.8
Depreciation and amortization                      27.4        30.8        53.9        55.4
Asset retirement obligations accretion              1.8         2.1         3.5         3.9
Interest expense                                    9.4        12.0        18.7        23.7
Foreign currency translation loss                   4.4         8.4         5.9        13.4
                                                 ------      ------      ------      ------
Loss from continuing operations before taxes     $(14.9)     $(15.6)     $(12.0)     $(22.6)
                                                 ------      ------      ------      ------
NET EARNINGS (LOSS)                              $ (6.2)     $ (3.6)     $  1.6      $  6.9
                                                 ======      ======      ======      ======


1) Operating margin and EBITDA do not have any standardized meaning prescribed by Canadian generally accepted accounting principles and are therefore unlikely to be comparable with similar measures presented by other issuers. Operating margin is defined as revenue less cost of sales. Operating margin has been used to measure performance of the mines. EBITDA is defined as revenue less cost of sales, selling, general and administrative costs, plus other income. EBITDA has been disclosed in order to provide an indication of revenue less cash operating expenses.

EBITDA(1) of $70.0 million for the six month period ended June 30, 2005 declined by 5% from the same period in the previous year. For the second quarter of 2005, EBITDA(1) of $28.1 million was $9.6 million lower than the same quarter last year. Operating margin(1) declined 4% for the six month period, and 19% on a quarter-over-quarter comparison with last year.

Operating margins(1) at the mine mouth operations for the second quarter of 2005 were $4.7 million less than the same period last year. Lower operating margin(1) at the Boundary Dam mine was the result of wet weather conditions which reduced coal sales for the quarter. At the Poplar River mine, the decrease was caused primarily by the loss of revenues related to the promissory note that matured in December 2004. Operating margin(1) from export thermal coal operations was down $2.2 million from last year as a result of higher unit production costs at the Coal Valley mine site, where production was constrained due to brownfield construction activities expanding the wash plant as well as near record rainfall during June. Total expected production volume remains at the 2005 outlook level of 40 million tonnes.

Selling, general and administration costs of $2.5 million in the second quarter of 2005 were $2.1 million lower than the same quarter last year as benefits from corporate efficiencies were realized. Other income was $0.5 million in this quarter compared to $5.2 million last year as a result of gains on the disposal of fixed assets and a one-time insurance premium refund of $2.7 million recorded in the second quarter of 2004.

Second quarter 2005 depreciation, amortization and accretion was $3.7 million lower than the same quarter last year due partially to changes made in the quarter to the estimated useful lives of our coal reserves. The change in estimated useful life of the coal reserves was treated as a change in accounting estimate and was, therefore, implemented on a prospective basis.

During the quarter, we reported a foreign currency translation loss of $4.4 million as a result of the weakening Canadian dollar. A loss of $8.4 million was recorded in the second quarter last year. Foreign currency translation gains and losses are primarily non-cash and largely relate to the valuation of our US$275 million 9.75% senior notes.

Second quarter interest expense of $9.4 million was $2.6 million lower than the prior year period as a result of the retirement of the Poplar River promissory note in December 2004 and lower interest on the senior notes due to a relatively stronger Canadian dollar when compared to the second quarter of 2004.

As a result of the factors described above, we recorded a second quarter net loss of $6.2 million in comparison with a loss of $3.6 million last year. The net loss in the second quarter of 2004 included a $2.1 million gain on discontinued operations arising from the Fording settlement agreement made in June 2004.

On June 30, 2005, LEP completed a transaction to provide a clear separation between Luscar's current mining operations and the assets relating to the Bow City and coal gasification projects. These assets were transferred into a new subsidiary directly under LEP, which will be designated as an Unrestricted Subsidiary under the senior note indenture of Luscar Coal Ltd. ("LCL"), a wholly owned subsidiary of LEP. The fair market value of the assets at the time of the designation will constitute a Restricted Payment as defined in the senior note indenture. LEP received a fairness opinion with respect to this transaction, and this opinion was one factor among many that the Management Committee considered in contemplation of the transaction.

KEY OPERATING STATISTICS

                                             THREE MONTHS ENDED   SIX MONTHS ENDED
                                                   JUNE 30            JUNE 30
                                             2005       2004       2005      2004
                                            -------    ------     ------    --------
COAL SHIPMENTS (in thousands of tonnes)
Mine-mouth                                   4,822      4,812     10,503     10,295
Contract mining                              3,458      3,650      6,981      7,431
Other thermal                                  815        813      1,532      1,660

                                            ------     ------     ------     ------
                                             9,095      9,275     19,016     19,386
                                            ======     ======     ======     ======

During the quarter, 9.1 million tonnes of coal were shipped compared with 9.3 million tonnes in the prior year period. The second quarter of 2005 saw a return to regular rail shipments from the Coal Valley mine. As well, rail freight rates for the year commencing April 1, 2005 were finalized during the quarter.

                                                             THREE MONTHS ENDED    SIX MONTHS ENDED
                                                                 JUNE 30               JUNE 30
                                                             2005        2004        2005      2004
                                                            -------    -------     -------    ------
(in Canadian dollars per tonne except for capital
expenditures, which are in millions of Canadian dollars)

Realized prices                                              $14.38     $13.26     $13.49     $12.87
Cost of sales                                                 11.07       9.25       9.67       8.96
                                                             ------     ------     ------     ------
Operating margin(1)                                          $ 3.31     $ 4.01     $ 3.82     $ 3.91
                                                             ======     ======     ======     ======

Capital expenditures from continuing operations              $ 11.6     $  3.2     $ 14.2     $  4.7


For the second quarter of 2005, the average realized price of coal was higher due to a higher proportion of export coal sales than the prior year quarter.

The average cost of sales per tonne in the second quarter of 2005 was higher than the same quarter in the last year due primarily to higher unit production costs at both the export thermal coal operations and the mine mouth operations, combined with the higher proportion of export coal sales.

Average operating margin(1) per tonne was lower during the second quarter of 2005 than the prior year quarter due to the higher unit production costs.

Capital expenditures of $11.6 million during the second quarter of 2005 were mainly directed towards the Coal Valley expansion. During the second quarter we also entered into capital leases for new equipment totaling $5.4 million. These were reported as additions to capital assets and long-term debt. As well, we entered into $7.1 million of operating leases for mine support equipment during the period.

OUTLOOK

A significant portion of our operating margin(1) is derived from thermal coal sales to domestic customers, principally under long-term contracts to mine-mouth power generators in western Canada, and royalty income derived from coal and potash mining operations in Alberta and Saskatchewan. The remaining operating margin(1) is derived from export sales, contract mining at the Highvale and Whitewood mines, sales of coal to Canadian utilities delivered by rail and sales of thermal coal and char to industrial customers.

Coal production, a record 38.5 million tonnes in 2004, is expected to increase to 40 million tonnes in 2005 as a result of expansions at the Coal Valley and Genesee mines. The 450 megawatts of new capacity at the Genesee power plant, which was commissioned in early 2005, will require approximately 1.2 million additional tonnes of coal in 2005. During the fourth quarter of 2004, we approved the expansion of the Coal Valley mine to 4.0 million tonnes per year, doubling its production capacity. The mine is scheduled to be at full capacity by the second quarter of 2006. The project involves doubling the coal wash plant capacity and adding additional mining equipment. The expansion at Coal Valley is expected to produce an additional 1.0 million tonnes in 2005 and a further 1.0 million tonnes in 2006. The expansion is continuing with a shutdown of the wash plant expected in the third quarter of 2005 in order to upgrade, modernize and expand the facility.

Capital expenditures are expected to be approximately $48 million in 2005. As well, additional equipment worth approximately $25 million is expected to be acquired through capital leases. We also expect to acquire approximately $32 million in assets under operating leases.

We are moving the Bow City Project forward through the regulatory process. In order to facilitate the potential submission of an application to provincial authorities in the spring of 2006, expenditures of approximately $7 million will be required. The field work is progressing and is expected to be completed in 2005. Public reference documents relating to the Bow City Project were released in January 2005 and are available on our web site at www.luscar.com.

Work is continuing on an applied research project to develop the process technology required to beneficiate and gasify our coal. Alberta Energy Research Institute is providing a portion of the funding for the project.

Cash flow from operations is expected to be sufficient to meet our existing and ongoing contractual obligations and commitments.


SUMMARY OF QUARTERLY RESULTS

The following table presents a summary of our consolidated operating results for each of the eight most recent quarters up to and including the quarter ended June 30, 2005. In March 2003, the Canadian Institute of Chartered Accountants ("CICA") issued new accounting rules dealing with asset retirement obligations, which came into effect for Luscar in the fiscal year beginning on January 1, 2004. This change in accounting policy was applied retroactively and accordingly, the financial statements of prior periods were restated. For information on the cumulative impact of the new accounting standard as it pertains to LEP, see note 3 of the notes to the LEP annual consolidated financial statements.

                            JUNE       MARCH       DEC.     SEPT.     JUNE       MARCH     DEC.      SEPT.
                            2005       2005        2004     2004      2004       2004      2003      2003
                          --------   --------    -------   -------  --------    -------  --------  --------
                                                    (in millions of Canadian dollars)
Revenue                   $  130.7    $ 125.8    $ 130.9   $ 120.5   $ 122.9    $ 126.5   $ 113.9  $ 87.2
Earnings (loss) from
continuing operations     $   (6.2)   $   7.8    $  41.4   $  16.3   $  (5.7)   $  10.5   $   6.8  $ (3.4)
Net earnings (loss)       $   (6.2)   $   7.8    $  44.9   $  16.2   $  (3.6)   $  10.5   $   6.8  $ (3.4)


In general, the quarterly results fluctuate from the annual results due to the impact of fluctuating export thermal coal prices, sales volumes and foreign exchange gains and losses. Foreign exchange gains and losses tend to fluctuate most significantly with respect to the valuation of our USD $275 million 9.75% senior notes. In December 2004, a promissory note was retired, resulting in a gain of $39.4 million being recorded in other income. Further details in respect of historical quarterly results can be found in each of our quarterly reports, the Form 6-K, filed on EDGAR and posted on our web site at www.luscar.com.


LIQUIDITY AND CAPITAL RESOURCES

Our operating activities generated net cash, including changes in non-cash working capital, of $7.9 million during the quarter, which was $10.6 million less than the same quarter last year. The decrease was due primarily to the $2.6 million increase in net loss for the quarter and an $8.6 million increase in cash used for non-cash working capital.

Since December 31, 2004, accounts receivable have increased by $7.9 million to $60.1 million due to timing of cash receipts arising primarily due to certain export sales recorded late in the quarter. Inventories increased by $8.0 million to $48.0 million since December 31, 2004. Delayed shipments at the Coal Valley mine during the first part of 2005 have led to a higher amount of coal inventory. Regular rail shipments resumed midway through the second quarter of 2005. Accounts payable decreased by $7.7 million to $33.5 million due to timing of expenditures. The current portion of asset retirement obligations of $19.1 million includes projected reclamation spending and gains on the settlement of asset retirement obligations. The decrease of $4.5 million since December 31, 2004 is due to changes in the timing of projected gains on the settlement of asset retirement obligations, while projected reclamation spending remains constant.

Cash distributions of $14.6 million were made to the partners during the quarter compared to distributions of $26.0 million in the second quarter of the prior year.

Long-term debt, including the current portion, was $376.8 million on June 30, 2005, an increase of $13.9 million since December 31, 2004, primarily due to the addition of new capital leases related to the mine support equipment agreement and an increase in the valuation of the US$275 million 9.75% senior notes due to the weakening of the Canadian dollar thus far in 2005.


                            SUPPLEMENTARY DISCLOSURES

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires us to estimate the effect of various matters that are inherently uncertain as of the date of the interim financial statements. Each of these required estimates varies in regard to the level of judgment involved and its potential impact on our reported financial results. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimate are reasonably likely to occur from period to period, and would materially impact our financial condition, changes in financial condition or results of operations. Our significant accounting policies are discussed in note 2 of the LEP annual consolidated financial statements. Critical estimates inherent in these accounting policies are discussed in the following paragraphs.

Accounts and loans receivable

Eight of our mines derive substantially all of their revenue from single customers or groups of affiliated customers. The loss of one or more of these customers could potentially result in the closure of the respective mine, the loss of the mining contract or, in some cases, the sale of the mine to the customer.

Management reviews the collectibility of accounts receivable on a regular basis and records an allowance for doubtful accounts if necessary. No allowance for doubtful accounts has been recorded at the end of the current quarter. Significant deterioration in any of the above noted factors could materially change this estimate.

Inventories

Coal inventories are valued at the lower of average production cost and net realizable value. Net realizable value is based on trends in coal prices at the end of the period. The process of estimating inventory quantity is complex; requiring significant assumptions, estimates and decisions regarding engineering, geophysical and geological data.

A revision or change to any of these inputs could result in an impairment of the carrying amount of our inventories and reduction in net earnings for the period. For example, a 1% change in the quantity of inventories would result in a $0.2 million impact on net earnings.

Mine supplies are recorded at the lower of average cost and replacement cost.

Capital assets

Capital assets comprise the largest component of our assets and as such the capitalization of costs, the determination of estimated recoverable amounts and the amortization of these assets have a significant effect on our financial statements. Proven and probable reserves are determined based on professional evaluations provided by internal or external qualified persons. The estimate of these reserves may change based on additional knowledge gained subsequent to the initial assessment. This may include results from the reconciliation of actual production data against the original reserve estimates, or the impact of economic factors such as changes in the price of coal or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of amortization of the related assets or could result in impairment of the assets resulting in a write down.

Asset impairment

We evaluate long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. A long-lived asset is considered to be impaired if the total undiscounted estimated future cash flows are less than the carrying value of the asset. The amount of the impairment is determined based on discounted estimated future cash flows. Future cash flows are determined based on management's estimates of future results relating to the long-lived assets. These estimates include various assumptions, which are updated on a regular basis as part of the internal planning process.

We regularly review our investments to determine whether a permanent decline in the fair value below the carrying value has occurred. In determining whether a permanent decline has occurred, management considers a number of factors that would be indicative of a permanent decline including (i) a prolonged decrease in the fair value below the carrying value, (ii) severe or continued losses in the investment and (iii) various other factors such as liquidity which may be indicative of a decline in value of the investment. The consideration of these factors requires management to make assumptions and estimates about future financial results of the investment. These assumptions and estimates are updated by management on a regular basis.

Asset retirement obligations

Government regulations require the removal or remediation of the effects of our mining activities on the environment at our current and former mine sites by reclaiming all disturbed lands and dismantling and removing production facilities. We have estimated these asset retirement obligations, which we believe will meet current regulatory requirements. However this process requires us to make several estimates and judgments with respect to activities that will occur many years into the future. Because these obligations are partly dependent on the laws of Canada and its provinces, amendments to the law may alter our obligations.

These future obligations are estimated by management using mine closure plans and other similar studies which outline the requirements that will need to be completed to meet the obligations. We record these asset retirement obligations in our consolidated financial statements by discounting the present value of estimated cash flows. In making this calculation of estimated cash flows, numerous assumptions are made around the timing of reclamation activities, equipment costs and productivity rates, inflation factors, credit adjusted discount rates and demolition costs. Additionally, accounting requirements require the calculation of the asset retirement obligations to use fair value estimates of the associated costs which also requires the use of some assumptions by management. A change in any of these assumptions could impact the asset retirement obligations as well as, consequently, our capital assets and our net earnings.

Income taxes

The determination of our ability to utilize tax loss carry forwards to offset future income taxes payable requires management to exercise judgment and make certain assumptions about our future performance. Changes in economic conditions and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Post employment benefits

The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, and the expected rate of future compensation. These assumptions are re-evaluated each year, and variations between actual results and the results based on the assumptions for any period will affect reported amounts in future periods. We retain independent actuarial experts to prepare the calculations and to advise on the selection of assumptions.

NEW ACCOUNTING STANDARDS

The following CICA accounting pronouncements either became effective or were issued in 2005. They are summarized here to highlight their impact on the LEP financial statements.

Consolidation of Variable Interest Entities

On January 1, 2005, we adopted AcG-15, Consolidation of Variable Interest Entities. The CICA issued Accounting Guideline No. 15, Consolidation of Variable Interest Entities, ("AcG-15"), in order to address the consolidation of variable interest entities ("VIEs"). VIEs are entities that have insufficient equity and/or their equity investors lack one or more of the specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and when it should be consolidated. Every enterprise that has a contractual, ownership, or other financial interest in or with any entity, special-purpose or otherwise, must determine whether that interest exposes the enterprise to expected losses or expected residual gains of the entity in or with which it has that interest. If the entity is a VIE, the enterprise with the majority of the expected losses or expected residual returns consolidates the VIE. In January 2004, the Accounting Standards Board in Canada amended AcG-15 so that it conformed to FASB Interpretation 46R ("FIN 46R") in the United States. AcG-15 applies to any annual or interim financial period beginning on or after November 1, 2004 for all public enterprises. The adoption of this Guideline did not have an impact on the LEP financial statements.

Financial Instruments and Comprehensive Income

In January 2005, the CICA issued Section 3855, "Financial Instruments - Recognition and Measurement," Section 1530, "Comprehensive Income", and Section 3865, "Hedges." The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for LEP under Canadian GAAP, the new standards will introduce the concept of comprehensive income to Canadian GAAP, a concept LEP has been following under U.S. GAAP in our annual filing, the Form 20-F. Items such as the minimum pension liability adjustment, mark-to-market adjustments on derivative instruments, as well as other items potentially included in comprehensive income under US GAAP will now be treated the same way under Canadian GAAP when these standards become effective in 2007.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table presents a summary of our long-term debt and other commitments including payment due date for each of the next five fiscal years and thereafter:

                                                          LESS THAN    2 TO 3    4 TO 5   MORE THAN
                                                TOTAL      1 YEAR       YEARS     YEARS    5 YEARS
                                               ------     ---------   -------   -------   ---------
                                                        (IN MILLIONS OF CANADIAN DOLLARS)
Long-term debt (excluding capital lease,
 pension, and other obligations)               $562.7     $ 32.9      $ 65.7     $ 65.7     $398.4
Obligations under capital leases                 41.0        9.8        17.2       14.0          -
Operating leases                                 27.6        6.7        13.0        7.9          -
Capital commitments                               4.5        4.5           -          -          -
Pension funding                                  13.7        2.5         5.4        5.8          -
Asset retirement obligations (undiscounted      148.4       13.5        13.9       19.3      101.7
cash flow)
Pension deficit obligation                        3.1        2.1         1.0          -          -
                                               ------     ------      ------     ------     ------
                                               $801.0     $ 72.0      $116.2     $112.7     $500.1
                                               ======     ======      ======     ======     ======


Long-term Debt

Long-term debt includes US$275 million of unsecured senior notes issued by LCL on October 10, 2001, bearing interest at 9.75% per annum, payable on October 15, 2011.

Payment obligations are not discounted and include related interest.

Obligations under Capital Lease

Obligations under capital leases on specific mining equipment bear interest at rates ranging from 4.6% to 6.6%, with a weighted average interest rate of 5.1%. These capital leases mature between 2005 and 2010 and are repayable by blended monthly payments of principal and interest.

Payment obligations are not discounted and include related interest.

Operating Leases

We have long-term operating leases for office space, vehicles and equipment.

Payment obligations are not discounted and include related interest.

Capital Commitments

Capital commitments include any equipment acquisitions to which we are committed but have not yet received the equipment.

Pension Funding

Pension funding amounts represent our anticipated contributions to defined benefit pension plans over the next 5 years.

Asset Retirement Obligations

Asset retirement obligations payments have not been discounted.

Pension Deficit Obligation

The pension deficit obligation relates primarily to obligations under the Line Creek defined benefit pension plans, which were under funded at the date of sale to Fording Canadian Coal Trust. Following the completion of an actuarial valuation, the total obligation was determined to be $5.2 million. This amount is repayable in equal installments over 5 years and outstanding amounts bear interest at 6.5% per annum. The first two installments of $1.0 million were paid during the second quarter of 2004 after the finalization of the actuarial valuation.

Payment obligations are not discounted and include related interest.

OFF BALANCE SHEET ARRANGEMENTS

Financial Instruments

Most sales to the export market are transacted in US dollars and therefore are sensitive to foreign exchange exposure when commitments to deliver coal are quoted in a foreign currency. Derivative financial instruments are not used to manage LEP's exposure to fluctuations in foreign exchange rates.

Guarantees

During 2003, we adopted the CICA Accounting Guideline 14, Disclosure of Guarantees. This policy requires the disclosure of information regarding certain types of guarantee contracts that require payments contingent on specified types of future events. All significant guarantee contracts are disclosed in note 24 of the notes to the LEP annual consolidated financial statements, the Form 20-F, and no new contracts entered into thus far in 2005 have contained the type of guarantee contracts addressed in the Guideline.

RELATED PARTY TRANSACTIONS

LEP and Sherritt International Corporation ("Sherritt") are parties to an administration agreement under which we appointed Sherritt to be our exclusive manager for a period ending December 31, 2011, unless terminated earlier. The administration agreement delegates to Sherritt responsibility over our day-to-day administration, except that such delegation will not reduce or derogate from the authority of the management committee of LEP. Sherritt must be specifically authorized by us to enter into any agreements or arrangements purporting to bind us. We pay Sherritt an administration fee equal to Sherritt's reasonable direct costs and expenses plus 10%. We may terminate the agreement on six months notice to Sherritt, or 30 days notice in the event of a default, breach, misrepresentation or liquidation by Sherritt.

The total value of goods and services expensed under the administration agreement in the second quarter of 2005 amounted to $0.1 million. Amounts owing to Sherritt under the agreement at June 30, 2005 total $2.3 million (December 31, 2004 - payable of $0.4 million).

CONTROLS AND PROCEDURES

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures for the accurate and timely reporting of required information about us and our consolidated subsidiaries. Such evaluations were performed under the supervision of management, including the Chief Executive Officer and Chief Financial Officer, of each entity. We have concluded that our respective disclosure controls and procedures were effective as at June 30, 2005.

FORWARD-LOOKING INFORMATION

This interim report contains certain forward-looking statements such as statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating to but not limited to LEP's expectations, intentions, plans, and beliefs. Forward-looking statements generally can be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or other similar words or phrases. Similarly, statements that describe our expectations with respect to production and sales volumes, operating costs, productivity, profitability, depreciation and amortization, capital expenditures, coal markets, rail service, demand and pricing, effective tax rates, the Bow City power project, the coal gasification project, plans or goals are or may be forward-looking statements. Actual results may differ materially from results expressed or implied by these forward-looking statements because of various factors including (i) the risk factors set forth in our 2004 annual report Form 20-F filed June 21, 2005 with the Securities and Exchange Commission, (ii) changes in the coal markets, including with respect to price and demand, (iii) our current cost or productivity estimates may change or prove incorrect, (iv) our initiation of opportunity capital projects not included in our current plans, (v) changes in the amount of cash available for capital asset purchases, and (vi) rating agency decisions and other future financing developments. The forward-looking statements included in this interim report are made as of the date of this report. We caution against placing undue reliance on forward-looking statements, which necessarily reflect current beliefs and are based on current (and perhaps evolving) information. We undertake no obligations to revise forward looking statements to reflect future events, changed circumstances, or changed beliefs.


CORPORATE OVERVIEW

LEP, formed on February 20, 2001, is a 50/50 general partnership between subsidiaries of Sherritt and the Ontario Teachers' Pension Plan Board. LEP owns LCL, which in turn owns Luscar Ltd. ("Luscar"). Luscar is Canada's largest producer of coal and operates ten thermal coal mines in Alberta and Saskatchewan. The mines we operate produce approximately 40 million tonnes of coal per annum, most of which is sold under long-term coal supply agreements to adjacent electric power stations in Alberta and Saskatchewan. These stations generate most of the electric power in these two provinces. We ship a lesser portion of our coal production to customers in Ontario and overseas and we also produce char which is sold to charcoal briquette manufacturers.

In October 2001, LCL issued U.S. $275 million of 9.75% senior notes due October 15, 2011, which are guaranteed as to principal and interest by LEP.

Readers may access other information about LEP, including the annual Form 20-F for the year ended December 31, 2004, and other disclosure documents, reports, statements or other information that LEP files with the U.S. Securities and Exchange Commission through EDGAR at www.sec.gov/edgar or at Luscar's web site at www.luscar.com. Information on our web site is not a part of this interim report and is not incorporated by reference in this interim report.



For further information contact:

Deanna Horton
Luscar Energy Partnership
(416) 935-2468

www.luscar.com

LUSCAR ENERGY PARTNERSHIP


                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                        AS AT           AS AT
                                                       JUNE 30,      DECEMBER 31,
                                                         2005            2004
                                                      ----------     -----------
(in thousands of Canadian dollars)

ASSETS
CURRENT
      Cash and cash equivalents                       $        -     $   17,218
      Accounts receivable                                 60,107         52,221
      Income taxes recoverable                             1,653          1,269
      Future income taxes                                  3,296          4,850
      Inventories                                         47,984         40,005
      Overburden removal costs                             5,606          2,687
      Prepaid expenses                                     2,424          2,310
                                                      ----------     ----------
                                                         121,070        120,560
Capital assets                                         1,322,702      1,346,249
Other assets                                              27,742         27,905
                                                      ----------     ----------
                                                      $1,471,514     $1,494,714
                                                      ==========     ==========

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT
      Bank indebtedness [note 4]                      $      455     $        -
      Credit facility [note 4]                            12,000         12,000
      Trade accounts payable and accrued charges          33,538         41,229
      Accrued interest payable                             6,857          6,686
      Accrued payroll and employee benefits                8,594          9,994
      Income taxes payable                                 1,668            495
      Current portions of:
            Long-term debt [note 4]                       10,165          7,796
            Asset retirement obligations [note 9]         19,066         23,576
      Due to related parties [note 10]                     2,247            402
                                                      ----------     ----------
                                                          94,590        102,178
Accrued pension obligations                                5,900          6,058
Long-term debt [note 4]                                  366,637        355,099
Asset retirement obligations [note 9]                     84,102         76,707
Future income taxes                                      315,376        332,710
                                                      ----------     ----------
                                                         866,605        872,752
PARTNERS' EQUITY
      Partners' equity                                   604,909        621,962
                                                      ----------     ----------
                                                      $1,471,514     $1,494,714
                                                      ==========     ==========


See accompanying notes

LUSCAR ENERGY PARTNERSHIP


            CONSOLIDATED STATEMENTS OF EARNINGS AND PARTNER'S EQUITY
                                  (UNAUDITED)


                                                          THREE MONTHS ENDED             SIX MONTHS ENDED
                                                               JUNE 30,                      JUNE 30,
                                                          2005           2004           2005          2004
                                                       ----------     ---------      ---------      ----------
(in thousands of Canadian dollars)

REVENUE [NOTE 3]                                       $ 130,754      $ 122,979      $ 256,516      $ 249,465
EXPENSES AND OTHER INCOME
   Cost of sales                                         100,648         85,833        183,955        173,743
   Selling, general and administrative expenses            2,531          4,624          5,390          8,679
   Depreciation and amortization                          27,383         30,834         53,939         55,427
   Asset retirement obligations accretion [note 9]         1,789          2,082          3,531          3,901
   Foreign currency translation loss [note 5]              4,413          8,440          5,902         13,418
   Interest expense [note 6]                               9,408         11,950         18,672         23,676
   Other income [note 7]                                    (503)        (5,166)        (2,859)        (6,798)
                                                       ---------      ---------      ---------      ---------
LOSS FROM CONTINUING OPERATIONS BEFORE TAXES             (14,915)       (15,618)       (12,014)       (22,581)
Income tax recovery                                       (8,700)        (9,972)       (13,597)       (27,460)
                                                       ---------      ---------      ---------      ---------
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS            (6,215)        (5,646)         1,583          4,879
Discontinued operations [note 2]                               -          2,053              -          2,053
                                                       ---------      ---------      ---------      ---------
NET EARNINGS (LOSS) FOR THE PERIOD                        (6,215)        (3,593)         1,583          6,932
Partners' equity, beginning of period                    625,760        630,547        621,962        620,022
Contributions from partners                               10,553              -         10,553              -
Distributions to partners                                (25,189)       (26,000)       (29,189)       (26,000)
                                                       ---------      ---------      ---------      ---------
PARTNERS' EQUITY, END OF PERIOD                        $ 604,909      $ 600,954      $ 604,909      $ 600,954
                                                       =========      =========      =========      =========


See accompanying notes

LUSCAR ENERGY PARTNERSHIP


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                       THREE MONTHS ENDED          SIX MONTHS ENDED
                                                                           JUNE 30,                    JUNE 30,
                                                                      2005          2004          2005           2004
                                                                    ---------     ---------     ---------     ---------
(in thousands of Canadian dollars)

OPERATING ACTIVITIES
Net earnings (loss) for the period                                  $ (6,215)     $ (3,593)     $  1,583      $  6,932
Non-cash items:
   Depreciation and amortization                                      27,383        30,834        53,939        55,427
   Asset retirement obligations accretion [note 9]                     1,789         2,082         3,531         3,901
   Future income taxes                                               (10,170)       (9,773)      (15,779)      (28,074)
   Foreign currency translation loss [note 5]                          4,387         8,024         5,867        13,024
   Loss (gain) on disposal of capital assets [note 7]                    157        (1,403)       (1,469)       (2,816)
   Gain on settlement of asset retirement obligations [note 7]          (941)         (251)       (1,557)       (1,109)
   Gain on Fording settlement                                              -        (3,350)            -        (3,350)
   Pension expense (income) in excess of funding [note 7]                130           599          (108)          825
   Other                                                                   -          (231)          218        (1,046)
Asset retirement obligations costs                                    (2,556)       (6,940)       (4,559)      (10,162)
Change in non-cash working capital                                    (6,027)        2,561       (24,843)       (6,125)
                                                                    --------      --------      --------       -------
                                                                       7,937        18,559        16,823        27,427
                                                                    --------      --------      --------       -------
INVESTING ACTIVITIES
Capital asset purchases                                              (11,584)       (3,152)      (14,193)       (4,672)
Proceeds on disposal of capital assets                                 1,441         1,898         3,227         3,500
Other assets                                                          (1,264)            -        (1,970)            -
                                                                    --------      --------      --------       -------
                                                                     (11,407)       (1,254)      (12,936)       (1,172)
                                                                    --------      --------      --------       -------
FINANCING ACTIVITIES
Repayments of long-term debt [note 4]                                 (1,895)       (3,418)       (3,629)       (4,143)
Long-term debt issued [note 4]                                           522             -           522             -
Distributions to partners                                            (14,636)      (26,000)      (18,636)      (26,000)
                                                                    --------      --------      --------       -------
                                                                     (16,009)      (29,418)      (21,743)      (30,143)
                                                                    --------      --------      --------       -------

Change in cash position                                              (19,479)      (12,113)      (17,856)       (3,888)
Effect of foreign exchange rate changes
on cash position [note 5]                                                 13           198           183           176
Cash position, beginning of period                                     7,011        17,953         5,218         9,750
                                                                    --------      --------      --------       -------
Cash position, end of period                                        $(12,455)     $  6,038      $(12,455)     $  6,038
                                                                    ========      ========      ========       =======


Cash position consists of:
   Cash and cash equivalents (bank indebtedness)                    $   (455)     $ 18,038      $   (455)     $ 18,038
   Credit facility                                                   (12,000)      (12,000)      (12,000)      (12,000)
                                                                    --------      --------      --------       -------
Cash position, end of period                                        $(12,455)     $  6,038      $(12,455)     $  6,038
                                                                    ========      ========      ========       =======

Interest paid                                                       $ 17,465      $ 21,693      $ 18,641      $ 22,673
Income taxes paid                                                   $  1,515      $     29      $  2,227      $    842



See accompanying notes

LUSCAR ENERGY PARTNERSHIP


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 2005
                                   (Unaudited)


1.   BASIS OF PRESENTATION

The quarterly consolidated financial statements presented herein are unaudited. The statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies as the audited December 31, 2004 annual consolidated financial statements and related notes contained in the Luscar Energy Partnership ("LEP") Form 20-F filed June 21, 2005 with the United States Securities and Exchange Commission ("SEC"), but do not contain certain disclosures required by GAAP for annual statements. Readers should be cautioned that interpretation of financial results without a full set of accompanying notes could be misleading. All amounts are in thousands of Canadian dollars unless otherwise stated.


2.   DISCONTINUED OPERATIONS

On June 18, 2004 Luscar Coal Ltd. ("LCL") reached an agreement with Fording Inc., Elk Valley Coal Partnership, and Consol Energy Inc. (and subsidiaries) settling the majority of issues that had previously been outstanding related to the transfer of the metallurgical coal assets to Fording Canadian Coal Trust ("FCCT") effective February 28, 2003. Certain elements of the original sale agreement had not been finalized due to differences in interpretation between the parties to the transaction. Settled issues include working capital adjustments, certain payments made under the agreement and obligations for reclamation activities.

As a result of the settlement agreement, LEP recorded a gain of $2,053 net of taxes of $476 in the second quarter of 2004 in discontinued operations. In the third quarter of 2004, LEP recognized additional expenses related to the settlement of $84 net of taxes of $45 in discontinued operations. During the fourth quarter of 2004, LEP recognized an additional gain related to the settlement of the remaining severance liability of $3,494, including a tax recovery of $797, in discontinued operations.

The results of discontinued operations are as follows:

                                          THREE MONTHS ENDED     SIX MONTHS ENDED
                                                 JUNE 30,            JUNE 30,
                                            2005       2004       2005      2004
                                           ------     ------     ------    -------
(in thousands of Canadian dollars)

Net income                                 $    -     $    -     $   -     $   -
Gain arising from settlement agreement          -      2,053         -      2,053
                                           ------     ------     -----     ------
                                           $    -     $2,053     $   -     $2,053
                                           ======     ======     =====     ======

LUSCAR ENERGY PARTNERSHIP


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 2005
                                   (Unaudited)


Net cash flows relating to the discontinued operations presented on the statement of cash flows are detailed as follows:

                                                        THREE MONTHS ENDED        SIX MONTHS ENDED
                                                             JUNE 30,                 JUNE 30,
                                                         2005      2004           2005       2004
                                                        ------   --------        -------   --------
(in thousands of Canadian dollars)

Operating activities                                     $  -     $ 2,529         $   -     $ 2,529
Investing Activities                                        -           -             -           -
Financing Activities                                        -           -             -           -
                                                         ----     -------         -----     -------
Cash flows related to discontinued operations            $  -     $ 2,529         $   -     $ 2,529
                                                         ====     =======         =====     =======



3.   REVENUES

LEP owns and operates surface mines located in western Canada, producing coal for consumption by domestic and foreign customers. LEP's mining operations are accounted for as one segment having similar economic and operating characteristics, customers and operations, and have been aggregated for the purpose of revenue reporting. Revenue from discontinued operations has been removed.

Disclosures with respect to export and domestic sales are as follows:

                          THREE MONTHS ENDED                                     SIX MONTHS ENDED
                 JUNE 30, 2005            JUNE 30, 2004              JUNE 30, 2005             JUNE 30, 2004
             ---------------------     -------------------       ------------------------------------------------
              SALES                     SALES                      SALES                    SALES
             REVENUE       TONNES      REVENUE       TONNES       REVENUE      TONNES      REVENUE       TONNES
             --------     -------     ---------    ---------     ---------    --------    ---------     --------
                   (sales revenues are in thousands of Canadian dollars; tonnes are in thousands of tonnes)
Export       $ 28,733          444     $ 12,307          295     $ 43,612          675     $ 28,543          638
Domestic      102,021        8,651      110,672        8,980      212,904       18,341      220,922       18,748
             --------     --------     --------     --------     --------     --------     --------     --------
             $130,754        9,095     $122,979        9,275     $256,516       19,016     $249,465       19,386
             ========     ========     ========     ========     ========     ========     ========     ========


Export coal sales are generally denominated in United States dollars.

LUSCAR ENERGY PARTNERSHIP


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 2005
                                   (Unaudited)


Revenues are derived from significant customers and in some cases substantially all production from a particular mine is sold to one customer. The number of customers, each accounting for more than 10% of revenue for the periods indicated below, is as follows:

                                  THREE MONTHS ENDED                               SIX MONTHS ENDED
                        JUNE 30, 2005           JUNE 30, 2004           JUNE 30, 2005           JUNE 30, 2004
                    --------------------    ---------------------   ---------------------    ---------------------
                     SALES     NUMBER OF     SALES      NUMBER OF     SALES     NUMBER OF      SALES     NUMBER OF
                    REVENUE    CUSTOMERS    REVENUE     CUSTOMERS    REVENUE    CUSTOMERS     REVENUE    CUSTOMERS
                    -------    ---------    -------     ---------   ---------   ---------    ---------   ---------
                                        (sales revenues are in thousands of Canadian dollars)
Major Customers     $ 78,751           3   $ 78,560             3   $ 163,735           3     $165,510          3


Credit risks are minimized to the extent that customers include major domestic utilities and that accounts receivable on export sales are generally insured under Canadian government export receivables insurance programs or secured by letters of credit.


4.   LONG-TERM DEBT

                                                                    AS AT         AS AT
                                                                   JUNE 30,     DECEMBER 31,
                                                                     2005          2004
                                                                  ---------     ------------
Senior notes, at issue date                                       $ 429,660      $ 429,660
Cumulative foreign currency translation gain since issue date       (92,620)       (98,670)
                                                                  ---------      ---------
Senior notes, at balance sheet date                                 337,040        330,990

Capital lease obligations                                            36,120         28,785

Pension deficit obligation                                            3,120          3,120

Other financing arrangement                                             522              -
                                                                  ---------      ---------

Long-term debt                                                      376,802        362,895
Current portion of long-term debt                                   (10,165)        (7,796)
                                                                  ---------      ---------
                                                                  $ 366,637      $ 355,099
                                                                  =========      =========


Effective February 4, 2004, LEP and LCL signed a senior credit agreement with a syndicate of Canadian chartered banks consisting of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $115,000, subject to a borrowing base, which included accounts receivable, coal inventories, a $25,000 charge on a dragline, and a general assignment of LCL's assets. The facility was split into two tranches, the Reclamation Letter of Credit ("LC") facility and the Working Capital facility. Up to $65,000 of reclamation letters of credit can be issued under the Reclamation LC facility. To date $50,609 of letters of credit, providing reclamation security, have been issued. Under the Working Capital facility, up to $50,000 in advances may be made, including up to $25,000 in letters of credit. As at June 30, 2005, $12,000 in cash and $1,550 in letters of credit had been drawn against this facility. Interest rates payable or advances under the facility are based on prime lending rates plus interest rate margins ranging from 0.25% to 1.25% depending on LEP's ratio of debt to operating earnings before interest, taxes, depreciation and amortization ("EBITDA"). The senior credit agreement was renewed January 31, 2005 under substantially the same terms.

LUSCAR ENERGY PARTNERSHIP


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 2005
                                   (Unaudited)


Capital leases for new equipment totaling $5,390 were entered into during the quarter as part of the long-term mine support equipment agreement LEP has with Finning (Canada), a division of Finning International Inc., and Kramer Ltd., which involves the leasing of equipment as part of a plan to reduce the maintenance costs and increase equipment utilization.

Obligations under capital lease on specific mining equipment bear interest rates ranging from 4.58% to 6.59%, with a weighted average interest rate of 5.08%. These capital leases mature between 2005 and 2010 and are repayable by blended monthly payments of principal and interest.

The pension deficit obligation relates to obligations under the Line Creek defined benefit pension plan, which was under funded at the date of sale from LCL. Following the completion of an actuarial valuation, the total obligation was determined to be $5,200. This amount is repayable in equal installments over 5 years and outstanding amounts bear interest at 6.5% per annum. The first two installments of $1,040 were paid during the second quarter of 2004, after the finalization of the actuarial valuation.

The other financing arrangement is a lease type arrangement entered into in the second quarter of 2005, where Luscar is committed to monthly payments over 60 months totaling $522 for the acquisition of mining equipment by its partner at the Genesee mine.

LEP has bank indebtedness of $455 as at June 30, 2005. This bank indebtedness is comprised of outstanding cheques which exceeded cash balances.


5.   FOREIGN CURRENCY TRANSLATION

Foreign currency translation gains and losses consist of the following:

                                                  THREE MONTHS ENDED           SIX MONTHS ENDED
                                                        JUNE 30,                    JUNE 30,
                                                  2005          2004          2005          2004
                                                ---------     ---------     --------      ---------
(in thousands of Canadian dollars)

Foreign currency translation (gain) loss on:
Senior notes                                     $  4,400      $  8,222      $  6,050      $ 13,200
US dollar cash balances                               (13)         (198)         (183)         (176)
Working capital balances                               26           416            35           394

                                                 --------      --------      --------      --------
                                                 $  4,413      $  8,440      $  5,902      $ 13,418
                                                 ========      ========      ========      ========

LUSCAR ENERGY PARTNERSHIP


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 2005
                                   (Unaudited)


6.   INTEREST EXPENSE

Interest expense (income) consists of the following:

                                                           THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                JUNE 30,                  JUNE 30,
                                                           2005          2004         2005        2004
                                                         --------     ----------   ---------    ---------
(in thousands of Canadian dollars)

Senior notes                                             $  8,342     $  9,104      $ 16,562     $ 17,990
Promissory notes net of sinking fund interest income            -        1,414             -        2,828
Capital leases                                                414          251           819          403
Reclamation security                                          448        1,466           836        2,114
Other interest expense (income)                               204         (285)          455          341
                                                         --------     --------      --------     --------
                                                         $  9,408     $ 11,950      $ 18,672     $ 23,676
                                                         ========     ========      ========     ========


7.   OTHER INCOME

Other income consists of the following:

                                                         THREE MONTHS ENDED         SIX MONTHS ENDED
                                                              JUNE 30,                 JUNE 30,
                                                         2005         2004         2005        2004
                                                       -------      --------     --------     --------

(in thousands of Canadian dollars)

Gain on settlement of asset retirement obligations     $  (941)     $  (251)     $(1,557)     $(1,109)
Loss (gain) on disposal of assets                          157       (1,403)      (1,469)      (2,816)
Net pension plan (recovery) expense                        130          599         (108)         825
Recovery of reclamation services                          (448)        (626)        (402)        (626)
Deferred exploration expense                               455          545          678          690
Insurance premium refund                                     -       (2,706)           -       (2,706)
Other (income) expense                                     144       (1,324)          (1)      (1,056)
                                                       -------      -------      -------      -------
                                                       $  (503)     $(5,166)     $(2,859)     $(6,798)
                                                       =======      =======      =======      =======


Net pension plan expense excludes certain current service and other costs, which are included in cost of sales.


8.   EMPLOYEE FUTURE BENEFITS

LEP sponsors defined benefit and defined contribution pension arrangements covering substantially all of its employees. The majority of its employees are members of defined contribution plans; however, unionized employees at two mines are members of active defined benefit pension plans. LEP has several other defined benefit pension plans, in which most members have elected to convert their entitlement to defined contribution plans. LEP uses actuarial reports and updates prepared by independent actuaries for funding and accounting purposes. LEP has no other retirement or post-employment benefits.

LUSCAR ENERGY PARTNERSHIP


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 2005
                                   (Unaudited)


LEP's pension expense for the second quarter of 2005 was $1,508 and $2,507 year to date (2004 - $1,602 and $2,849 respectively). Total pension expense includes current service costs, interest costs, amortization, allowances and other costs; some of which are included in other income and others which are included in cost of sales.


9.   ASSET RETIREMENT OBLIGATIONS

Our estimates of future asset retirement obligations are based on reclamation standards that meet regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives, and amounts to be recovered from other parties. Future reclamation, site restoration, and mine closure costs are estimated to be $148,395. LEP technical personnel review these estimates annually or more frequently as required by regulatory agencies. In connection with future reclamation, site restoration, and mine closure costs, LEP has provided financial assurances of $50,609 in the form of letters of credit to satisfy current regulatory requirements.

The following are reconciliations of the beginning and ending liabilities for asset retirement obligations for the periods shown.

                                                      SIX MONTHS       YEAR
                                                         ENDED         ENDED
                                                        JUNE 30,     DECEMBER 31,
                                                         2005           2004
                                                      ----------     -----------
(in thousands of Canadian dollars)

Asset retirement obligations, beginning of period     $ 100,283      $ 108,338
Additional liabilities incurred                           5,470         10,205
Accretion expense                                         3,531          7,104
Liabilities settled                                      (6,116)       (26,875)
Revisions in estimated cash flows                             -          1,511
                                                      ---------      ---------
Asset retirement obligations, end of period           $ 103,168      $ 100,283
Less current portion                                    (19,066)       (23,576)
                                                      ---------      ---------
                                                      $  84,102      $  76,707
                                                      =========      =========


Some key assumptions on which the carrying amount of the asset retirement obligations are based are as follows:

    (i)   Total undiscounted amount of the estimated cash flow - $148,395.
    (ii) Expected timing of payment of cash flows is based on the life of mine plans and will be incurred between the current period and 2053.
    (iii) Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value assuming a credit-adjusted risk-free rate of approximately 6 per cent on average.

LUSCAR ENERGY PARTNERSHIP


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 2005
                                   (Unaudited)


10.  RELATED PARTY TRANSACTIONS

LEP has undertaken to compensate Sherritt for administration services at Sherritt's direct cost plus 10 percent and to reimburse both Sherritt and Teachers' for all third-party costs incurred in connection with LEP. During the second quarter, LEP incurred $95 for such services and costs which are included in selling, general and administrative expenses.

At June 30, 2005, LEP had an amount payable related to this agreement of $2,262 (December 31, 2004 - payable of $402). Additionally as at June 30, 2005, LEP had other amounts owing from Sherritt of $15 (December 31, 2004 - nil) resulting in a net payable of $2,247 (December 31, 2004 - payable of $402)

                                              AS AT JUNE 30,    AS AT DECEMBER 31,
                                                  2005                 2004
                                              -------------     ------------------
DUE FROM (TO) RELATED PARTIES
Due to Sherritt under management agreement        (2,262)              (402)
Due from Sherritt                                     15                  -
                                                  ------             ------
                                                  (2,247)              (402)
                                                  ======             ======


11.  COMMITMENTS AND CONTINGENCIES

LEP is committed to future annual lease payments in respect of its operating leases for office space, equipment and vehicles. Minimum payments for the next five years are as follows:

             (in thousands of Canadian dollars)

             2005                                        $  3,419
             2006                                           6,522
             2007                                           6,481
             2008                                           6,481
             2009                                           4,020
             Thereafter                                       681
                                                         --------
                                                         $ 27,604
                                                         ========


The original financed amount of the equipment currently being leased through operating leases by LEP is $33,107 as at June 30, 2005 (June 30, 2004 - $9,759).

Additionally, LEP is committed to the acquisition under capital lease of equipment worth $4,450, which will arrive during the third quarter of 2005.



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